SETTLEMENT AGREEMENT

This Settlement Agreement (this "**Agreement**"), effective as of April 25, 2023 (the "**Effective Date**"), by and between Driver Opportunity Partners I LP, Driver Management Company LLC, and J. Abbott R. Cooper (collectively, "**Driver**"), and First Foundation, Inc. ("**First Foundation**" or the "**Company**") and certain of its current and former directors and officers, namely, Max Briggs, John Hakopian, Scott F. Kavanaugh, Ulrich E. Keller, Jr., David G. Lake, Jacob Sonenshine, Diane M. Rubin, Mitchell M. Rosenberg, Elizabeth Pagliarini, Gary L. Tice (the "**Director Defendants**"), Christopher Naghibi and Catharine Kelly Rentzel (the "**Officer Defendants**"). The Company, the Director Defendants, and the Officer Defendants are collectively referred to as the "**Defendants**." Each of Driver and each of the Defendants alone is referred to as a "**Party**," and they are together referred to as the "**Parties**."

<u>RECITALS</u>

WHEREAS, Driver is a record stockholder of the Company;

WHEREAS, on December 30, 2022, Driver submitted to the Secretary of the Company a notice (the "**Nomination Notice**") regarding its intent to nominate Allison Ball and Lila Flores for election to the Company's Board of Directors (the "**Board**") at the Company's 2023 Annual Meeting of Shareholders or any adjournments or postponements thereto (the "**2023 Annual Meeting**");

WHEREAS, on February 22, 2022, Driver withdrew Ms. Flores's nomination;

WHEREAS, on or about March 7, 2023, Driver Opportunity Partners I LP ("**Plaintiff**") filed an action in the Court of Chancery of the State of Delaware (the "**Court of Chancery**") against the Company and the Director Defendants, captioned *Driver v. Briggs et al.*, No. 2023-0287 (the "**Action**"), asserting that the Director Defendants had breached their fiduciary duties by rejecting the nomination notices and engaging in harassment and intimidation directed at the nominees and seeking, among other relief, an order compelling the Company and Director Defendants to recognize Ms. Ball's nomination;

WHEREAS, the Company has agreed to hold the 2023 Annual Meeting no earlier than June 24, 2023;

WHEREAS, the Director Defendants took the position that Article II, Sections 2.2(g) and 2.7 of the Company's bylaws (the "**Bylaws**") vested authority to accept or reject the Nomination Notice in the "Chairperson of the meeting" and that said Chairperson would determine at the 2023 Annual Meeting to follow the recommendation of the Company's officers and advisors to reject the Nomination Notice;

WHEREAS, on or about April 24, 2023, Driver filed a Verified First Amended and Supplemented Complaint (the "**Amended Complaint**") naming the Officer Defendants as additional defendants in the previously asserted breach of fiduciary duty claims and adding claims for breach of fiduciary duty against the Director Defendants for improper delegation of authority to the Company's officers and seeking a declaration that Article II, Sections 2.2(g) and 2.7 of the Bylaws were invalid as applied;

WHEREAS, the Parties have engaged in settlement discussions and have reached agreement on the terms of a settlement that would fully resolve the Action; and

WHEREAS, the Parties now desire to document that settlement in accordance with the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   <u>Nomination of Allison Ball.</u>

Defendants shall accept or shall cause to be accepted Driver's nomination of Allison Ball and shall permit her to run for election to the Company's Board in the 2023 Annual Meeting.

2.   <u>Corporate Governance Reforms.</u>

Within 60 days of this Agreement, Defendants shall take or shall cause to be taken all necessary actions, and shall adopt or shall cause to be adopted all necessary resolutions to effect the following amendments and maintain the following amendments for no less than seven years:

(a)   <u>Amendment to the Bylaws.</u>

(i)   Section 2.2(g) of the Bylaws shall be amended to state: "The Board of Directors, and/or Nominating and Corporate Governance Committee shall have the sole, exclusive and non-delegable authority and responsibility to determine whether a nomination proposed to be made or any business proposed to be transacted by a Record Stockholder has been made in accordance with the procedures set forth in this Bylaw and has in all other respects been properly brought before the meeting. Notwithstanding the immediately preceding sentence, the Board and/or Nominating and Corporate Governance Committee may rely in good faith on the information, opinions, reports or statements presented by officers, advisors, and management to the extent provided by the DGCL in making this determination. If the Board and/or Nominating and Corporate Governance Committee determines that a proposed nomination or business has not been made in accordance with the procedures set forth in this Bylaw or has not otherwise been properly brought before the meeting, the chairperson of the meeting, following the determination of the Board and/or Nominating and Corporate Governance Committee shall declare that such proposed business or nomination shall not be presented for stockholder action at the meeting."

(ii)   The following subsection shall be added to Section 2.2 of the Bylaws: "Any material deficiencies identified by the Board of Directors and/or Nominating and Corporate Governance Committee within a stockholder nomination notice must be disclosed to the Nominating Stockholder within 30 days of the Secretary's receipt of the stockholder nomination notice. Thereafter, the Nominating Stockholder shall have 14 days after notice of such deficiencies have been delivered to such Nominating Stockholder to respond to said deficiencies."

(iii)   The following two sentences shall be added to Section 2.4 of the Bylaws: "The questionnaire contemplated by this section shall be prepared not less than 30 days prior to the first day a shareholder can make a nomination per Section 2.2(c) of these Bylaws. The questionnaire so furnished must be the same form completed by the Company's then-current directors."

(b)   Amendment to the Secretary's Duties and Responsibilities: The Secretary's duties and responsibilities shall be amended to state that, within five business days of receipt of a stockholder notice of nomination (a "Stockholder Nomination Notice"), the Secretary shall deliver the Stockholder Nomination Notice to the Board.

(c)   Amendment to the Company's website: Within the Shareholder Services page of the Company's website, an email address for the Lead Independent Director shall be listed as a way for stockholders of the Company to directly communicate with the Lead Independent Director of the Company.

3.   Release.

(a)   As of the Effective Date, Driver on behalf of themselves and each of their principals, investors, subsidiaries, joint ventures and partnerships, general partners, successors, assigns, current and former directors, officers, partners, members, managers, principals, predecessor or successor entities, employees, shareholders, heirs, executors, administrators, successors and assigns permanently, fully and completely releases, acquits and discharges Defendants, and each of their subsidiaries, joint ventures and partnerships, successors, assigns, current and former directors, officers, partners, members, managers, principals, predecessor or successor entities, agents, employees, shareholders, auditors, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns (in each case, and in their capacities as such) (collectively, the "**First Foundation Releasees**"), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments, and suits of every kind and nature that (i) were asserted in the Amended Complaint regardless of subject matter or (ii) could have been asserted in the Amended Complaint arising out of or relating in any way to the 2023 Annual Meeting, the Nomination Notice, Defendants' evaluation and rejection of Driver's nominations, or Defendants' alleged harassment of Ms. Ball and Ms. Flores (collectively, the "**Release Topics**") at any time prior to and including the Effective Date.

(b)   As of the Effective Date, Defendants on behalf of themselves and each of their subsidiaries, joint ventures and partnerships, successors, assigns, current and former directors, officers, partners, members, managers, principals, predecessor or successor entities, employees, shareholders, heirs, executors, administrators, successors and assigns permanently, fully and completely release, acquit and discharge Driver and its general partner and each of their principals, investors, subsidiaries, joint ventures and partnerships, successors, assigns, current and former directors, officers, partners, members, managers, principals, predecessor or successor entities, agents, employees, shareholders, auditors, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns (in each case, and in their capacities as such) (collectively, the "**Driver Releasees**"), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments, and suits of every kind and nature arising out of or relating in any way to the Release Topics, in each instance that were asserted or could have been asserted at any time prior to and including the Effective Date.

4. Voluntary Dismissal of Litigation. In consideration of the terms set forth in this Agreement, within two business days of the execution of this Agreement by all Parties, Plaintiff shall file a Stipulation of Dismissal With Prejudice in the Action in the form attached hereto as Exhibit A (the "**Stipulation of Dismissal**"). By executing this Agreement, Defendants shall be deemed to have authorized Plaintiff's counsel to sign the Stipulation of Dismissal on behalf of Defendants' counsel. Further, the Parties reaffirm their ongoing confidentiality obligations under the Stipulation and Order for the Production and Exchange of Confidential and Highly Confidential Information (Transaction ID #69657220) in the Action. All deposition transcripts, to the extent not designated "Highly Confidential," are to be treated as "Confidential."

5. Fees. The Company and Driver have not negotiated or reached any agreement with respect to Driver's fees and expenses. The Company and Driver will negotiate in good faith the amount of any fee request, and, if the parties are unable to reach an agreement, Driver can present a fee application to the Court.

6. Representations and Warranties of Defendants. The Company represents and warrants to Driver that (a) the Company was formed and is validly existing and subsisting under the laws of the State of Delaware, and the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by Defendants, constitutes a valid and binding obligation and agreement of Defendants, and is enforceable against Defendants in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general principles of equity, and (c) the execution, delivery and performance of this Agreement by Defendants does not and will not result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which any Defendant is a party or by which it, he, or she is bound.

7. Representations and Warranties of the Driver Parties. Driver represents and warrants to Defendants that (a) Plaintiff was formed and is validly existing and in good standing under the laws of the jurisdiction of its formation, this Agreement has been duly and validly authorized, executed and delivered by Driver, and constitutes a valid and binding obligation and agreement of Driver, is enforceable against Driver in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general principles of equity, (b) the signatory for Driver has the power and authority to execute this Agreement and any other documents or agreements entered into in connection with this Agreement on behalf of itself, and to bind Driver to the terms hereof and thereof, and (c) the execution, delivery and performance of this Agreement by Driver does not and will not result in any breach or violation of or constitute a default (or an event which with notice

or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which Driver is a party or by which it is bound.

8.   Agreement Not an Admission. Defendants have denied and continue to deny that (a) they have committed, threatened, or attempted to commit any violations of any rule, regulation, law, Bylaw, or breached any duty, or (b) that Driver is entitled to any relief of any kind. Driver denies that Defendants (a) properly considered the Nomination Notice or (b) that any Defendant had a legitimate basis to reject the Nomination Notice under the Bylaws or otherwise. The Parties are entering into this Agreement to eliminate the uncertainty, distraction, burden, and expense of litigation. The existence of or the provisions contained in this Agreement shall not be deemed a presumption, concession or admission of any fact, wrongdoing or liability of any kind by any of the Parties or by any other person. The existence of or the provisions contained in this Agreement shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any of the Parties, in any cause of action or proceeding (except for any litigation or judicial proceeding to enforce this Agreement), whether civil, criminal or administrative, for any purpose other than as provided expressly herein.

9.   Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Each Party agrees that it shall bring any suit, action, or other proceeding in respect of any claim arising out of or related to this Agreement (each, a "**Litigation**") either in (a) the Court of Chancery, or (b) the United States District Court for the District of Delaware (collectively, the "**Chosen Courts**"), and, solely in connection with a Litigation, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) irrevocably submits to the exclusive venue of any such Litigation in the Chosen Courts and waives any objection to laying venue in any such Litigation in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that service of process upon such Party in any such Litigation shall be effective if notice is given in accordance with Section 12 of this Agreement. Each Party agrees that a final judgment in any Litigation brought in the Chosen Courts shall be conclusive and binding upon each of the Parties and may be enforced in any court that has or may exercise jurisdiction over such Party by suit upon such judgment.

10.   Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A

LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS <u>SECTION 10</u>.

11.   <u>Specific Performance</u>. Each of the Parties acknowledges and agrees that irreparable harm to the other Parties may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including, but not limited to, the payment of money damages). It is accordingly agreed that each of the Parties (the "**Moving Party**") shall be entitled to seek specific enforcement of, and injunctive or other equitable relief as a remedy for any such breach or to prevent any violation or threatened violation of, the terms hereof, and the other Parties will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The prevailing Party that obtains a final, non-appealable order for an individual cause of action shall be entitled to recover its fees and expenses incurred with respect to any individual cause of action from the non-prevailing Party. The remedies available pursuant to this <u>Section 11</u> shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

12.   <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email (with confirmation of transmission) if sent during normal business hours, and on the next business day if sent after normal business hours; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses set forth in this <u>Section 12</u> (or to such other address that may be designated by a Party from time to time in accordance with this <u>Section 12</u>).

If to any Defendants, at the Company's address at:

First Foundation Inc.
200 Crescent Court, Suite 1400
Dallas, TX 75201
Attention: Kelly Rentzel, Esq.
Email: krentzel@ff-inc.com

With a copy (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3900
Dallas, TX 75201
Attention: Matt Moran
Email: mmoran@velaw.com

If to Driver, to the address at:

J. Abbott R. Cooper
Driver Management Company LLC
250 Park Avenue, 7th Floor
New York, NY 10019
Attention: J. Abbott R. Cooper

With a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attention: Michael Swartz
Email: michael.swartz@srz.com

13.   Entire Agreement. This Agreement, including all attachments and exhibits hereto and filings contemplated hereby, constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. This Agreement may be amended, modified, or supplemented only by an agreement in writing signed by each Party. The Parties, in executing this agreement, do not rely on any inducements, promises or representations other than such as are expressly contained in this Agreement.

14.   Interpretation. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as each Party has had the opportunity to have this Agreement reviewed by counsel.

15.   Cooperation. The Parties shall cooperate fully in the execution of any and all other documents, and in the undertaking or completion of any additional actions, that may be necessary or appropriate to give full force and effect to the terms and intent of this Agreement.

16.   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

17.   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

18.   Waivers. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether

occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

19.   <u>Signatory Authorization</u>. Each signatory to this Agreement hereby represents and warrants that they have the requisite authority to enter into this Agreement on behalf of the Party for whom they sign.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Party has duly executed this Agreement to be effective as of the Effective Date.

CHRISTENSEN & DOUGHERTY LLP

Joseph L. Christensen (#5146)
1000 N. West St., Suite 1200
Wilmington, DE 19801
(302) 212-4330

Attorneys for Plaintiff Driver Opportunity Partners I LP, Driver Management Company LLC, and J. Abbott R. Cooper

OF COUNSEL:

SCHULTE ROTH & ZABEL LLP

Michael E. Swartz
Randall T. Adams
Daryoush Behbood
Ramya A. Sundaram
919 Third Avenue
New York, NY 10022
(212) 756-2000

YOUNG CONAWAY STARGATT & TAYLOR, LLP



James M. Yoch, Jr. (#5251)
Nicholas J. Rohrer (#5381)
Skyler A. C. Speed (#6701)
Rodney Square 1000 North King Street
Wilmington, Delaware 19801 (302) 571-6600

Attorneys for Defendants First Foundation, Inc., Max Briggs, John Hakopian, Scott F. Kavanaugh, Ulrich E. Keller, Jr., David G. Lake, Elizabeth Pagliarini, Jacob Sonenshine, Diane M. Rubin, Mitchell M. Rosenberg, Gary L. Tice, Christopher Naghibi and Catharine Kelly Rentzel

OF COUNSEL:

VINSON & ELKINS LLP

Michael C. Holmes
Craig E. Zieminski
Andrew E. Jackson
Trammell Crow Center
2001 Ross Avenue Suite 3900
Dallas, Texas 75201
Tel: (214) 220-7823

Signature Page to
Settlement Agreement

Exhibit A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DRIVER OPPORTUNITY PARTNERS I LP, Plaintiff, v. MAX BRIGGS, JOHN HAKOPIAN, SCOTT F. KAVANAUGH, ULRICH E. KELLER, JR., DAVID G. LAKE, CHRISTOPHER NAGHIBI, ELIZABETH PAGLIARINI, CATHARINE KELLY RENTZEL, JACOB SONENSHINE, DIANE M. RUBIN, MITCHELL M. ROSENBERG, GARY L. TICE and FIRST FOUNDATION, INC., Defendants.	C.A. No. 2023-0287-NAC

STIPULATION AND [PROPOSED] ORDER OF DISMISSAL

WHEREAS, Driver Opportunity Partners I LP ("Driver") filed its Verified Complaint on March 7, 2023 (the "Initial Complaint") and moved to expedite proceedings and for a preliminary injunction;

WHEREAS, the then-named Defendants filed an answer to the Initial Complaint on March 17, 2023;

WHEREAS, on April 17, 2023, the Court granted in part Driver's Motion for Leave to Amend the Initial Complaint;

WHEREAS, on April 24, 2023, Driver filed its Verified First Amended and Supplemented Complaint (the "Amended Complaint") against Max Briggs, John Hakopian, Scott F. Kavanaugh, Ulrich E. Keller, Jr., David G. Lake, Christopher Naghibi, Elizabeth Pagliarini, Catharine Kelly Rentzel, Jacob Sonenshine, Diane M. Rubin, Mitchell M. Rosenberg, Gary L. Tice, and First Foundation, Inc. (collectively, the "Defendants");

WHEREAS, Driver and Defendants have agreed to settle the claims set forth in the Amended Complaint and have agreed to the dismissal of this action on that basis;

IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, that pursuant to Court of Chancery Rule 41(a)(1)(ii) by Driver and Defendants that (1) this action is dismissed with prejudice; and (2) the Court shall retain jurisdiction for purposes of any application for attorneys' fees.

<table>
<tr><td>

CHRISTENSEN & DOUGHERTY LLP

*/s/*_____
Joseph L. Christensen (#5146)
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
(302) 212-4330

Attorneys for Petitioner

</td><td>

YOUNG CONAWAY STARGATT & TAYLOR, LLP

*/s/*_____
James M. Yoch, Jr. (#5251)
Nicholas J. Rohrer (#5381)
Skyler A. C. Speed (#6701)
Rodney Square
1000 North King Street
Wilmington, Delaware 19801
(302) 571-6000

Attorneys for Defendants

</td></tr>
</table>

Dated: April __, 2023

SO ORDERED this ___ day of April, 2023.

_____

Vice Chancellor Cook